Via Facsimile and U.S. Mail
Mail Stop 6010

September 16, 2005

Mr. Jean-Claude Leroy
Chief Financial Officer
Sanofi-Aventis
174, avenue de France
75013 Paris, France

Re: Sanofi-Aventis
Form 20-F for Fiscal Year Ended December 31, 2004
Filed April 11, 2005
File No. 001-31368

Dear Mr. Leroy:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 18. Financial Statements, page 153

Notes to Consolidated Financial Statements, page 159

B. Summary of Accounting Policies, page 160

B.13. Revenue recognition, page 164

1. We note that you record provisions for discounts and rebates granted and product returns where they can be estimated with reasonable accuracy. Please tell us your policy for recognizing revenue when they cannot be reasonably estimated. As we did not note a US GAAP adjustment related to these provisions, please tell us how

your policy complies with SFAS 48 and our Interpretative Response to Question 1 of SAB Topic 13.A.4.b.

In addition, please tell us how accurate these provisions have been in the past, how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change in the assumptions underlying these provisions would be material. In so doing, please provide us a roll forward of each estimate that includes the following: (a) beginning balance, (b) current provision related to sales made in current period, (c) current provision related to sales made in prior periods, (d) actual charges in current period related to sales made in current period, (e) actual charges in current period related to sales made in prior periods, and (f) ending balance.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar M. Young, Jr., Senior Accountant at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant